VF 4-3-03

Arg 4/1/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

03015195

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Instream Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Maritime Plaza #1750
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clare Chapman Storey & Bowen LLP
(Name – *if individual, state last, first, middle name*)

200 California St. #300 (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED MAR 31 2003 PROCESSING SECTION

PROCESSED APR 04 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeannie Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instream Partners, as of March 28, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 28th DAY OF MARCH 2003
BY JEANNIE M. BUTLER

NOTARY PUBLIC
Notary Public

Signature

Director of Operations
Title

ANTONIO LOCATELLI
Commission # 1250531
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clare Chapman Storey & Bowen LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

JOSEPH CLARE CPA 415.394.0881

RICHARD B. CHAPMAN CPA 415.394.0884

JEFFERY T. STOREY CPA 415.394.0882

DANIEL J. BOWEN CPA 415.394.0883

RICHARD LAURENCE CPA 415.394.0280

To the Members of
Instream Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Instream Partners, LLC (Instream), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Instream including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Instream does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Instream in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Instream is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Instream has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Instream's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clare, Chapman, Storey & Bowen, LLP

San Francisco, California
February 28, 2003

INSTREAM PARTNERS, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

Clare Chapman Storey & Bowen LLP
Certified Public Accountants

JOSEPH CLARE CPA 415.394.0881

RICHARD B. CHAPMAN CPA 415.394.0884

JEFFERY T. STOREY CPA 415.394.0882

DANIEL J. BOWEN CPA 415.394.0883

RICHARD LAURENCE CPA 415.394.0280

INDEPENDENT AUDITOR'S REPORT

To the Members
Instream Partners, LLC

We have audited the accompanying statement of financial condition of Instream Partners, LLC (Instream), a California limited liability company, as of December 31, 2002 and 2001, and the related statement of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Instream's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instream Partners, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clare, Chapman, Storey & Bowen, LLP

San Francisco, California
February 28, 2003

Member Firm
igaf
With offices in principal cities worldwide.

200 California Street, 3rd Floor • San Francisco, CA 94111 • Phone: 415.394.0880 • Fax: 415.394.0889
Email: info@clarecpa.com

INSTREAM PARTNERS, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 107,888	$ 99,753
Receivables from customers	-	80,833
Other receivable	23,943	23,943
Other current assets	6,543	800
TOTAL CURRENT ASSETS	138,374	205,329
Property and equipment, net	11,057	17,567
Deposits	12,594	-
	$ 162,025	$ 222,896
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 4,436	$ 3,775
TOTAL CURRENT LIABILITIES	4,436	3,775
Members' equity	157,589	219,121
	$ 162,025	$ 222,896

The accompanying notes are an integral part of these financial statements.

INSTREAM PARTNERS, LLC
STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001

	2002	2001
INCOME		
Consulting fees	$ 478,475	$ 465,467
Dividend income	17	3,562
Other income	39,882	46,679
	518,374	515,708
EXPENSE		
Salaries	362,913	347,962
Payroll taxes and related expense	31,108	29,608
Employee benefits	47,269	37,427
Rent	100,107	133,592
Consultants	34,564	40,344
Office expense	74,597	33,778
Travel	13,545	19,595
Professional fees	30,003	17,499
Automobile	5,195	8,995
Telephone	10,435	8,872
Depreciation	6,510	8,475
Meals and entertainment	13,902	6,292
Computer costs	5,407	4,673
Business and LLC taxes	3,495	3,122
Dues and subscriptions	7,697	1,145
Miscellaneous	3,159	1,108
	749,906	702,487
NET LOSS	$ (231,532)	$ (186,779)

The accompanying notes are an integral part of these financial statements.

INSTREAM PARTNERS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2002 and 2001

	Member A	Member B	Total
Balance at January 1, 2001	$ 160,374	$ 80,187	$ 240,561
Net loss	(141,253)	(45,526)	(186,779)
Contributions	200,000	-	200,000
Withdrawals	-	(34,661)	(34,661)
Balance at December 31, 2001	219,121	-	219,121
Net loss	(231,532)	-	(231,532)
Contributions	170,000	-	170,000
Withdrawals	-	-	-
Balance at December 31, 2002	$ 157,589	$ -	$ 157,589

The accompanying notes are an integral part of these financial statements.

INSTREAM PARTNERS, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (231,532)	$ (186,779)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	6,510	8,475
(Increase) decrease in:		
Receivables	80,833	(89,076)
Other current assets	(5,743)	(800)
Deposits	(12,594)	-
Increase (decrease) in:		
Accounts payable and accrued expenses	661	(1,026)
NET CASH USED BY OPERATING ACTIVITIES	(161,865)	(269,206)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	-	(2,602)
NET CASH USED BY INVESTING ACTIVITIES		(2,602)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributed capital	170,000	200,000
Distributions	-	(34,661)
NET CASH PROVIDED BY FINANCING ACTIVITIES	170,000	165,339
NET DECREASE IN CASH	8,135	(106,469)
CASH AT BEGINNING OF YEAR	99,753	206,222
CASH AT END OF YEAR	$ 107,888	$ 99,753

The accompanying notes are an integral part of these financial statements.

INSTREAM PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Instream Partners, LLC (the Company) began operations in 2000 and is headquartered in San Francisco, California. The Company, which provides investment banking services, focuses on middle market growth companies, and is a member of the National Association of Securities Dealers (NASD).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are investments in interest-bearing instruments with original maturities of three months or less.

Depreciation

It is the Company policy to capitalize all expenditures for equipment and furniture in excess of $100 and these fixed assets are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of 3 to 7 years.

Revenue Recognition

The Company earns fees from providing merger-and-acquisition and financial restructuring advisory services and recognizes the revenue from these services as earned on a pro rata basis over the term of the contract.

Income Taxes

The financial statements do not include a provision for income taxes because the limited liability company does not incur federal or state income taxes. Instead, its earnings and losses are included in the members' personal income tax returns and are taxed based on their personal tax strategies.

Profit and Loss Allocation

Profits, generally, are allocated among Members in proportion to their respective percentage interest until the cumulative profits are equal to the cumulative losses allocated among Members for all prior periods and, thereafter, among the Members in proportion to their percentage interests. Losses are allocated amongst Members in proportion to their percentage interests, except that losses may not be allocated to a Member to the extent that such allocation would cause the Member to have an adjusted capital account deficit or would increase such person's adjusted capital account deficit. Losses that are not allocated to a Member because of this limitation must be allocated to the Members to whom this limitation does not apply in proportion to their percentage interests.

NOTE B – RECEIVABLES

Receivables consists of amounts owed by customers. Management believes these are full collectible and, as a result, no allowance for doubtful accounts has been established.

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 consists of the following:

Furniture and fixtures	$ 14,942
Computer and equipment	19,020
Total property and equipment	33,962
Less accumulated depreciation and amortization	(22,905)
Property and equipment, net	$ 11,057

NOTE D – COMMITMENTS AND CONTINGENCIES

The Company leases office space under a noncancelable sublease through November 2003. The following is a schedule by year of future minimum payments required under this lease as of December 31, 2002:

Year Ending December 31:	
2003	$ 55,146
	$ 55,146

Rent expense for the years ended December 31, 2002 and 2001 were $100,107 and $133,592, respectively.

INSTREAM PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE E – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Northern California. Certain accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002 and 2001, the Company's uninsured cash balances totaled $7,784 and $2,010, respectively.

NOTE F – PENSION PLAN

The Company sponsors a cash balance 401(k) plan. Employees may elect to contribute to this plan, up to 25% of their compensation, limited to the maximum amount allowed by law. The Company may, but is not required to, make a matching contribution to the plan on behalf of the employees. No matching contributions were made in 2002 or 2001.

NOTE G – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $103,450, which was $98,450 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.04 to 1.

NOTE H – MEMBERS' EQUITY

As of December 31, 2002, the Company consists of one member. During 2002, Samantha Lincoln withdrew from the LLC. At the time of Samantha Lincoln's withdrawal, her capital account was at zero. At inception, Christopher Allick (Member A) purchased 200 units and Samantha Lincoln (Member B) purchased 100 units valued at $800 each. During the year ended December 31, 2002, the Company authorized and issued 25 preferred units valued at $10,000 each that were purchased by Christopher Allick. These units are available for repurchase by the Company at the original value within a one year period beginning August 2003 (10 units) and December 2003 (10 units).

SUPPLEMENTARY INFORMATION

INSTREAM PARTNERS, LLC
SCHEDULE I
December 31, 2002 and 2001

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	2002	2001
Net capital		
Total members' equity	$ 157,589	$ 219,121
Deductions:		
Nonallowable assets:		
Receivables	23,943	104,776
Furniture and equipment	11,057	17,567
Other assets	19,137	800
Capital before haircuts	103,452	95,978
Haircuts	2	40
Net capital	103,450	95,938
Required net capital under Rule 15c3-1 subpara (a)(2)(vi)	5,000	5,000
Excess net capital	$ 98,450	$ 90,938
Reconciliation with company's computation:		
Net capital, as reported by Company	$ 105,924	$ 93,399
Audit adjustment to record prepaid assets	6,514	-
Audit adjustment to reclassify expense	(9,552)	-
Audit adjustment to record accrued liabilities	(4,436)	(2,461)
Excess net capital	$ 98,450	$ 90,938

INSTREAM PARTNERS, LLC
SCHEDULES II through IV
December 31, 2002 and 2001

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Instream Partners, LLC is exempt from this requirement as they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Instream Partners, LLC is exempt from this requirement as they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Instream Partners, LLC is exempt from this requirement as they do not carry securities accounts for customers or perform custodial functions relating to customer securities.